Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 333-131608

FOR IMMEDIATE RELEASE

BOSTON SCIENTIFIC FILES NOTIFICATION
WITH EUROPEAN COMMISSION

Natick, MA (February 23, 2006) – Boston Scientific Corporation (NYSE: BSX) today announced that it has filed the required notification with the European Commission of its intention to acquire all of the outstanding shares of Guidant Corporation (NYSE: GDT).

On January 25, 2006, Boston Scientific and Guidant announced that they had entered into a merger agreement, under which Boston Scientific will acquire all the outstanding shares of Guidant for a combination of cash and stock worth $80 per Guidant share, or approximately $27 billion in aggregate.

As previously announced, Boston Scientific has entered into an agreement with Abbott (NYSE: ABT) under which Abbott will acquire Guidant’s vascular intervention and endovascular businesses, while agreeing to share rights to Guidant’s drug-eluting stent program with Boston Scientific. Boston Scientific believes that the agreement with Abbott will enable it to rapidly secure antitrust approvals for the proposed transaction. Abbott’s notification to the European Commission was made concurrently with Boston Scientific’s.

Boston Scientific Corporation

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties. For more information, please visit: www.bostonscientific.com.

Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific or Guidant.  Relevant risks and uncertainties include those referenced in Boston Scientific’s and Guidant’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected.  These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Neither Boston Scientific nor Guidant assumes any obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

Boston Scientific and Guidant have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction.  The material contained herein is not a substitute for the preliminary prospectus/proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the preliminary prospectus/proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, including the definitive prospectus/proxy statement when available, because they contain or will contain important information about the proposed transaction. The preliminary prospectus/proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

Neither Boston Scientific nor Guidant is currently engaged in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders, and information about Guidant’s directors and executive officers is available in Guidant’s most recent filing on Form 10-K.  Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement referred to above.

Contacts

Milan Kofol (508-650-8569)

Investor Relations, Boston Scientific Corporation

Charles Rudnick (508-650-8660)

Media Relations, Boston Scientific Corporation

Steve Frankel / Steve Silva (212-355-4449)

Joele Frank, Wilkinson Brimmer Katcher

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